Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-218122, 333-218121, 333-195269, 333-190774, 333-140995, 333-76078, 333-90069, and 033-60767 on Form S-8 and Registration Statement No. 333-231776 on Form S-3 of Albany International Corp. of our report dated June 29, 2021, with respect to the statements of net assets available for benefits of the Albany International Corp. Prosperity Plus Savings Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the Albany International Corp. Prosperity Plus Savings Plan.

/s/ KPMG LLP

Albany, New York
June 29, 2021